March 22, 2005

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Mail Stop 0308
Washington, DC 20549

RE: Weider Nutrition International, Inc. (the “Company”)
Form 10-K for the fiscal year ended May 31, 2004
File No. 1-14608
Form 10-Q for the six months ended November 30, 2004

Dear Mr. Moran,

We are in receipt of your letter dated March 1, 2005 containing additional comments related to our Form 10-K for the fiscal year ended May 31, 2004, and to our Form 10-Q for the six months ended November 30, 2004. We are providing this cover letter which keys our responses to your comments, as per your request.

Form 10-K for the Year Ended May 31, 2004
General

1.  Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

The Company notes the Staff’s comment and will include the applicable disclosures and revisions in future annual and interim reports, as applicable.

Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

2.  We note your response to our prior comment 15. Please tell us the amounts of advertising expense for each period presented and the amounts of cooperative advertising payments included in the reported amounts. If material, please disclose your accounting policy for reporting advertising costs indicating whether such costs are expensed as incurred or the first time the advertising takes place, your accounting policy related to advertising allowances and the total amount charged to advertising expense for each period presented. Please refer to SOP 93-7. Please also disclose your accounting policies for sales incentives indicating sales incentives characterized as a reduction of revenues and sales incentives characterized as cost of sales. Tell us when you recognize the cost of coupons and the amounts of your liability for coupons for each period presented, whether you estimate breakage and, if so, the factors you consider in estimating the amount of future rebates or refunds. If the liability for coupons, or any accrued expense, is in excess of 5% of total current liabilities please state separately in your balance sheets or in the notes to your financial statements each item included in accrued liabilities that exceeds of 5% of current liabilities for each period presented.

In response to the Staff’s comment regarding advertising, the Company notes the following information: for fiscal 2004, 2003 and 2002, aggregate advertising expense amounted to $14.4 million, $13.7 million and $8.2 million, respectively; and, cooperative advertising payments (expense) included in these totals were $3.4 million, $4.4 million and $4.7 million, respectively. Furthermore, the Company will disclose in future filings its accounting policy for reporting advertising costs indicating whether such costs are expensed as incurred or the first time the advertising takes place and its accounting policy related to advertising allowances and the total amount charged to advertising expense for each period presented. For example, the Company would include disclosure similar to the following: “Advertising costs, including cooperative advertising payments to retailers, are charged to expense in the period that the advertising first takes place. Cooperative advertising payments to retailers are generally accounted for as an operating expense; however, the portion of the cost in excess of the estimated fair value of the benefit received is classified as a direct reduction of sales. Total advertising expense amounted to approximately $14.4 million, $13.7 million and $8.2 million, respectively, for fiscal 2004, 2003 and 2002.”  In regards to advertising allowance, the Company notes that general advertising allowances are typically not provided to customers. Rather, the Company participates in specific cooperative advertising programs with retailers where the vast majority of reimbursements are for less than $10,000. The Company will also disclose in future filings its accounting policies for sales incentives indicating sales incentives characterized as a reduction of revenues and sales incentives characterized as cost of sales. For example, the Company would include disclosure similar to the following: "The Company utilizes various types of sales incentives and promotions in marketing its product; including, price reductions, coupons, rebate offers, slotting fees and free product. Generally, the cost of these sales incentives and promotions, with the exception of free product, are accounted for as a direct reduction of sales. The cost of free product is classified as cost of sales.” In addition, the Company will separately disclose in its balance sheets or in the notes to its financial statements for each period presented, the liability for coupons, or any accrued expense, if such accrued liability exceeds 5% of current liabilities.

In response to the Staff’s comment regarding coupons, the Company notes the following information:

first, the Company generally recognizes the cost of coupons when such promotional program is available to the consumer. For example, the cost of coupons offered in print advertising is recognized at the time the magazine or news print is available for sale (i.e., on the newsstand) and/or delivered to the consumer.

In certain situations, the Company utilizes IRC’s (immediate redeemable coupons) in connection with specific programs offered by its mass market customers. For example, a customer may order a specific quantity of product to be promoted with the offer of an IRC during a set period of time. To the extent the Company ships product in connection with such program, the cost of the coupon is matched with and recognized at such time the sale to the customer is recognized.

second, the estimated accrued liability for outstanding coupons was approximately $.4 million and $.4 million, respectively, at May 31, 2004 and 2003.

third, the Company estimates breakage (coupon redemption) based primarily on historical experience. The Company utilizes print media (magazines, newspapers, etc.) on a regular basis in support of promotional programs. Accordingly, the Company reviews historical redemption rates for coupons offered in connection with this type of promotional activity. Historically, the Compnay's coupon redemption rate averages well below 1%. For example, during fiscal 2004, the Company’s redemption rate averaged approximately 0.1%. The Company generally anticipates (and accrues liability for) a rate that is generally commensurate with prior experience.

Note 13: Operating Segments, page F-18

3.  We note your response to our prior comments 3 and 24. You indicate that management of your business units includes marketing investment directed to overall brand development, and not necessarily to specific product categories. We note that you disclose sales of Schiff Move Free brand products in the description of your business, and that each business unit generally markets more than one brand of products. Please tell us whether any brands, other than your Schiff Move Free brand products, accounted for more than 10% of your consolidated sales in any of the past three years. Please also tell us whether your report revenues for each of your brands in the financial information used to produce your general purpose financial statements. If so, please disclose revenues for your significant brands for each period presented.

In response to the Staff’s comment regarding sales for brands other than Schiff Move Free representing more than 10% of consolidated sales during the past three fiscal years, the Company notes that Multipower represents the only other brand for which net sales exceeded this threshold. Multipower net sales were approximately 12.9%, 12.0% and 9.6%, respectively, of consolidated net sales during fiscal 2004, 2003 and 2002. Furthermore, for internal financial reporting purposes, the Company summarizes net sales data for its brands. Accordingly, the Company will disclose in future filings net sales for each brand representing more than 10% of consolidated net sales for each period presented.

Form 10-Q for the Quarter Ended November 30, 2004

Item 1. Financial Statements
Note 7: Commitments and Contingencies, page 9

4.  We note your response to our prior comment 29. Please explain to us why you believe that your accrual is a reliable estimate of your liability in light of the $4 million settlement fund. Tell us the terms and conditions contained in the settlement agreement that support your belief that ultimate cash disbursements will not exceed $50,000. Tell us in detail the factors you considered in estimating the amount of coupons that will ultimately be issued and redeemed. In doing so, tell us the length of time coupons will be eligible for redemption and the historical experience regarding redemption rate you used in your determination, and why that historical experience is appropriate to use to estimate of the amount of loss under the circumstances. Please also tell us whether there is a reasonable possibility that the settlement amount not accrued will be incurred, and if not why. If there is a reasonable possibility that the settlement amount not accrued will be incurred, please disclose the additional exposure to loss as required by paragraph 10 of SFAS 5. Regarding each of the other litigation matters, tell us:

•	The amount of alleged damages;
•	Whether you are able to make a reasonable estimate the possible loss or range of loss and the amounts of hose estimates;
•	The degree of probability of an unfavorable outcome;
•	Whether, and to what extent, losses may be recoverable from third parties; and
•	The total amount accrued and the significant assumptions underlying your estimates.

In response to the Staff’s comment, the Company notes that it believes its accrual is reasonable notwithstanding the $4 million settlement fund. Notice of the settlement and opportunity to submit claims are being published in two consecutive issues of two magazines and a website. Potential claimants will have until May 12, 2005 to submit a claim against the fund. Claimants that submit a receipt will receive a cash refund equal to the purchase price. Claimants that submit a product bottle or original label will receive a $10 coupon to purchase any Company product. Claimants who do not have a receipt, bottle, or label may submit an affidavit affirming purchase of a qualifying product and receive a $5 coupon to purchase any Company product. The Company may challenge any affidavit that it believes to be fraudulent. At the conclusion of the claims period, the Company will distribute coupons having a face value of the remaining amount of the settlement fund. The coupons distributed in connection with the settlement will not bear redeemable cash value but may be used only for a discount on purchases of Company products.

Given that sales of this product primarily occurred prior to 2001, the Company does not believe many claimants will possess the actual receipt required for cash redemption from the fund (and therefore believe that the amount of the fund actually paid out in cash will be extremely low). Furthermore, the Company does not believe many claimants will be able to submit a product bottle or original label in order to receive a $10 coupon, and that few affidavits will be submitted to receive a $5 coupon. The Company set up a $750,000 settlement fund on a separate litigation matter several years ago (with product sales relatively recent to the settlement date and more extensive publication of the notice of the settlement), and incurred cash redemption costs of less than $20,000. In addition, the Company has information regarding another company in our industry which had a similar lawsuit, where a $10 million settlement fund was established and the redemption was less than 0.5%. The Company also may opt out of the settlement agreement and the litigation may proceed or be subject to further settlement negotiations if cash claims exceed $50,000.

The Company routinely uses coupons in connection with the promotion of its products. Accordingly, as discussed in its response to comment No. 2 above, the Company reviews the historical coupon redemption data which was considered in determining its accrual.

For the reasons set forth above, the Company does not believe that there is a reasonable possibility that the portion of the settlement not accrued will be incurred. Accordingly, the Company believes that its accrual regarding this matter is reasonable.

In response to the Staff’s comment concerning other litigation matters, the Company notes that these cases are in very preliminary stages. Discovery has not commenced in the Willis matter, and is in only in beginning stages in the other two cases. Accordingly, very limited information concerning the actual facts and allegations of the cases is available. In the pleadings of the cases, no actual dollar amount of damages is alleged. Given the preliminary stages of the proceedings, the Company cannot assess the likelihood of an unfavorable outcome or estimate an amount or range of possible loss at this time for these matters. As noted in its filings with the Securities and Exchange Commission, one case is covered by insurance (though any punitive damages are not covered), one case is subject to possible indemnification from a third party, and one case has neither insurance nor indemnification.

If you have further questions or if we can further clarify any of our responses, please feel free to contact either the undersigned, Joseph W. Baty, at (801) 975-5186, Dan Thomson, General Counsel, at (801) 975-5173 or Russell Mathis, Corporate Controller, at (801) 975-5068.

Warm regards,
Joseph W. Baty
Chief Financial Officer

cc:	Mr. Paul Child, Deloitte & Touche
Mr. Charles Ruck, Latham & Watkins